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Filed pursuant to Rule 433
Registration No. 333-145208-01

South Carolina Electric and Gas Company

FINAL TERM SHEET

Dated: January 7, 2008

Issuer:	South Carolina Electric and Gas Company
Size:	$250,000,000
Maturity:	January 15, 2038
Coupon (Interest Rate):	6.05%
Yield to Maturity:	6.057%
Spread to Benchmark Treasury:	172 basis points (1.72%)
Benchmark Treasury:	4.75% U.S. Treasury due February 15, 2037
Benchmark Treasury Price and Yield:	106-25/4.337%
Interest Payment Dates:	January 15 and July 15, commencing July 15, 2008
Redemption Provision:	Make whole call at Adjusted Treasury Rate +30 basis points (0.30%)
Price to Public:	99.903%
Settlement Date:	January 14, 2008

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling:

BNY Capital Markets, Inc. —	1-(800) 241-5189 (toll free)
Credit Suisse Securities (USA) LLC —	1-(800) 221-1037 (toll free)
Morgan Stanley & Co. Incorporated —	1-(866) 718-1649 (toll free)

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.

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South Carolina Electric and Gas Company FINAL TERM SHEET Dated: January 7, 2008